June 2, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 202549
Attention:     Angela Lumley
        Rufus Decker

Re:     Vestis Corporation
Form 10-K for Fiscal Year Ended September 27, 2024
Item 2.02 Form 8-K filed May 6, 2025
File No. 001-41783

Dear Ms. Lumley and Mr. Decker:

Vestis Corporation (the “Company”) reviewed the comment letter, dated May 16, 2025 (the “Comment Letter”), from the staff (the “Staff”) of the Office of Trade & Services of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings of the Company. Please find below the responses of the Company.

For the convenience of the Staff, the comments from the Comment Letter have been set forth below in bold italics prior to the Company’s responses.

Item 2.02 Form 8-K filed May 6, 2025
General

1.When you present and/or discuss a non-GAAP measure/ratio in your Item 2.02 Forms 8-K (in Exhibit 99.1) and investor presentations (in Exhibit 99.2 or on your website), please also present and/or discuss the comparable GAAP measure/ratio in the same manner. For example, net income, net income margin, debt to net income ratio and cash provided by operating activities to net income ratio should be presented and/or discussed when adjusted EBITDA, adjusted EBITDA margin, net leverage and free cash flow to adjusted EBITDA ratio are presented and/or discussed. Also, disclose in greater detail with quantification the nature of the underlying amounts recorded in each period presented in the (a) severance and other charges, (b) separation related charges and (c) gains, losses, settlements and other reconciling line items of the adjusted EBITDA and adjusted net income reconciliations from net income. Refer to Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Item 10(e)(1)(i) of Regulation S-K and Rule 100(a) of Regulation G, as applicable. Additionally, refer to Questions 103.01 and 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Company Response:

The Company respectfully acknowledges the Staff’s comment. In future filings with the Commission or earnings releases and presentations furnished under Item 2.02 of Form 8-K, to the extent we present and/or discuss a non-GAAP measure/ratio, we will also present and/or include a discussion regarding the most directly comparable GAAP measure/ratio with equal or greater prominence, including the specific measures and ratios identified in the Staff’s comment, to the extent the applicable non-GAAP measure/ratio is included in such filing, release or presentation.

In addition, in future filings with the Commission or earnings releases and presentations furnished under Item 2.02 of Form 8-K, to the extent we present and/or discuss adjusted EBITDA and/or adjusted net income, we will also disclose in the applicable reconciliations from net income in greater detail, with quantification, the nature of the underlying amounts recorded in each period presented, including the specific charges and/or other reconciling line items identified in the Staff’s comment, to the extent the applicable charge or line item is included in such filing, release or presentation.

If you have any questions regarding the Company’s responses, please contact me at 470-924-1281.

Very truly yours,

/s/ Kelly Janzen
Kelly Janzen
Executive Vice President and Chief Financial Officer

cc:    André C. Bouchard, Executive Vice President, Chief Legal Officer, General Counsel & Secretary, Vestis Corporation
Justin B. Heineman, Kilpatrick Townsend & Stockton LLP